DM

19003198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
FEB 27 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49463

49463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAS Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1003 Route 22 - Suite 100
(No. and Street)

Fox River Grove (City) IL (State) 60021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins 603-216-8933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name – if individual, state last, first, middle name)

11 Broadway - Suite 700 (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Patrick M. Hurst, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FAS Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Subscribed and sworn
to before me
this 25 day of February

Notary Public

CHRISTINA MENCONI
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 10, 2019

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Cash Flows.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✓] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [✓] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [✓] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [✓] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAS CAPITAL, LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PAS Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PAS Capital, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as PAS Capital, LLC's auditor since 2018.

New York, NY

February 22, 2019

PAS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	28,053
Prepaid expenses		5,023
Deposit		3,250
TOTAL ASSETS	$	36,326

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued Expenses	$	-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		36,326
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	36,326

The accompanying notes are an integral part of these financial statements.

PAS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 - Organization

PAS Capital, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on August 12, 1997, under the laws of the State of Connecticut. The Company is a placement agent for private debt, equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. It operates out of one office in Chicago, IL.

The Company is wholly owned by PAS Holding, LLC (the "Parent"), a holding company located in Chicago, IL.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company applies the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Illinois State income taxes are provided, as they are the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2018, 100% of revenues were earned from one customer.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $28,053, which exceeded its requirement by $23,053. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was .0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

PAS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 5 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distribution causes the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2018, the Company was in compliance with this rule.

Note 6 - Recently Issued Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and relate disclosures.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2018 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

Note 8 - Net Loss

The Company has incurred a loss for 2018 and was dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to ensure the Company's survival through January 1, 2020.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern without adjustments for realization in the event that the Company ceases to continue as a going-concern.